# Barclays Capital Inc.

Statement of Financial Condition

December 31, 2020



**Barclays Capital Inc.**
Index
December 31, 2020



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm**

To the Stockholder and the Board of Directors
Barclays Capital Inc.:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Barclays Capital Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*KPMG LLP*

We have served as the Company's auditor since 2017.

New York, New York
March 1, 2021

# Barclays Capital Inc.
## Statement of Financial Condition
## December 31, 2020

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 255 |
| Cash and cash equivalents segregated for regulatory and other purposes | | 1,976 |
| Collateralized agreements: | | |
|     Securities purchased under agreements to resell (includes $20,899 at fair value) | | 33,574 |
|     Securities borrowed (includes $29,218 at fair value) | | 29,218 |
|     Securities received as collateral, at fair value (includes $38 pledged as collateral) | | 38 |
| Financial instruments owned, at fair value (includes $21,079 pledged as collateral) | | 25,408 |
| Receivables from brokers, dealers and clearing organizations | | 10,391 |
| Receivables from customers (includes $9,681 at fair value) | | 10,994 |
| Accrued interest and dividend receivables | | 4 |
| Other assets | | 733 |
|     Total assets | $ | 112,591 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---:|
| Collateralized financings: | | |
|     Securities sold under agreements to repurchase (includes $33,807 at fair value) | $ | 37,133 |
|     Securities loaned (includes $25,381 at fair value) | | 25,381 |
|     Obligation to return securities received as collateral, at fair value | | 38 |
| Financial instruments sold, but not yet purchased, at fair value | | 8,153 |
| Payables to brokers, dealers and clearing organizations | | 2,022 |
| Payables to customers (includes $8,526 at fair value) | | 21,165 |
| Short-term borrowings | | 3,436 |
| Accrued interest and dividend payables | | 14 |
| Other liabilities (includes $797 at fair value) | | 1,895 |
| Long-term borrowings | | 3,005 |
| Subordinated debt | | 4,250 |
|     Total liabilities | | 106,492 |
| | | |
| Stockholder's equity | | |
|     Common stock – no par value, 5,000 shares authorized, | | |
|         10 shares issued and outstanding | | - |
|     Additional paid-in capital | | 5,187 |
|     Retained earnings | | 912 |
|     Accumulated other comprehensive income, net of tax | | - |
|         Total stockholder's equity | | 6,099 |
|         Total liabilities and stockholder's equity | $ | 112,591 |

The accompanying notes are an integral part of this Statement of Financial Condition.

**Barclays Capital Inc.**
**Notes to Statement of Financial Condition**
**December 31, 2020**

1. **Organization**

Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"), a municipal advisor registered with the SEC and Municipal Securities Rulemaking Board ("MSRB") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is headquartered in New York, with registered branch offices in Atlanta, Boston, Charleston, Chicago, Houston, Los Angeles, Media, Menlo Park, New York, San Juan, San Francisco, Seattle, Washington D.C. and Whippany. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, and central banks.

The Company is permitted to engage in securities underwriting, dealing, and market-making activities in reliance on Section 4(k)(4)(E) of the Bank Holding Company Act of 1956, as amended. The Company engages in a broad range of primary and secondary securities markets activities, including underwriting and dealing in corporate debt and equity securities, municipals securities, government securities and listed options, as well as serving as a prime broker and providing clearance, settlement and financing services to its clients. The Company is a member of several securities and commodities exchanges. In addition, the Company provides strategic and financial advisory services to its corporate clients.

The Company's direct parent and sole stockholder is Barclays Group US Inc. ("BGUS"). BGUS is wholly owned by Barclays US LLC ("BUSLLC"), a direct subsidiary of Barclays US Holdings Limited ("BUSHL"). BUSHL is a non-US incorporated subsidiary directly owned by Barclays Bank PLC ("BBPLC") but is a US resident for tax purposes. Both BUSLLC and BUSHL are ultimately owned by Barclays PLC ("BPLC", and collectively with its subsidiaries, "Barclays PLC Group" or the "Group"). Both BBPLC and BPLC are United Kingdom ("UK") companies, while BGUS is a Delaware corporation, BUSLLC is a Delaware limited liability company and BUSHL is a Cayman Islands limited company. BUSLLC is the US Intermediate Holding Company ("IHC") for the US operations of BBPLC, as required by Regulation YY of the Board of Governors of the Federal Reserve System ("FRB"). BUSLLC and its subsidiaries collectively are subject to the FRB's capital and leverage standards and annual Comprehensive Capital Analysis and Review assessments. The Company has significant intercompany transactions with related parties as described in Note 14, "Transactions with Affiliated Companies".

2. **Significant Accounting Policies**

**Basis of Presentation**
The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US Dollar ("USD") is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2020.

**Use of Estimates**
Preparation of the Statement of Financial Condition in accordance with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and certain disclosures at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

The Company considered the current economic environment, including the effects of the global COVID-19 pandemic, on its businesses in preparation of the Statement of Financial Condition. The COVID-19 pandemic continues to impact the financial markets in which the Company operates, resulting in increased volatility and uncertainty. As the situation evolves, the Company is continuously monitoring the potential risks associated with both the direct and indirect impact of the COVID-19 pandemic on its estimates and assumptions.

**Cash and Cash Equivalents**
Cash and cash equivalents are comprised of on demand deposits. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

**Cash and Cash Equivalents Segregated for Regulatory and Other Purposes**
Cash and cash equivalents segregated for regulatory and other purposes consist of cash and cash equivalents segregated under the Commodity Exchange Act ("CEA") and in special reserve bank accounts for the exclusive benefit of customers and Proprietary Accounts of Broker-Dealers ("PAB") under Rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA").

**Collateralized Agreements and Financings**
Collateralized agreements consist of Securities purchased under agreements to resell ("Resale Agreements"), Securities borrowed and Securities received as collateral, at fair value. Collateralized financings consist of Securities sold under agreements to repurchase ("Repurchase Agreements"), Securities loaned and Obligation to return securities received as collateral, at fair value. Where the requirements of Accounting Standards Codification ("ASC") 210-20, *Balance Sheet Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition.

- **Resale and Repurchase Agreements**
  Resale and Repurchase Agreements are either carried at the amounts of cash advanced or received, plus accrued interest, or at their fair value pursuant to the fair value option based on management's intent on managing such instruments on a fair value basis (for further description, see Note 5, "Fair Value Measurements"). Resale Agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase Agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased is generally in excess of the cash received or provided. The Company monitors the fair value of securities purchased under Resale Agreements and securities sold under Repurchase Agreements on a daily basis, with additional securities obtained or posted as necessary.

- **Securities Borrowed and Loaned**
  Securities borrowed and loaned can either be carried at the amounts of cash advanced or received, plus accrued interest, or at their fair value pursuant to the fair value option based on management's intent on managing such instruments on a fair value basis (for further description, see Note 5, "Fair Value Measurements"). Securities borrowed transactions require the Company to deposit cash collateral with the lender. Securities loaned transactions require the borrower to deposit cash collateral with the Company. Cash collateral is generally in excess of the fair value of securities loaned or borrowed. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or posted as necessary.

▪ **Securities Received as Collateral, at Fair Value and Obligation to Return Securities Received as Collateral, at Fair Value**
When the Company acts as the lender of securities in a securities lending agreement and the Company receives securities that can be either pledged or sold, the Company recognizes an asset, representing the fair value of the securities received as collateral, and a liability, representing the obligation to return those securities.

**Transfers of Financial Assets**

In general, transfers of financial assets are accounted for as sales in accordance with ASC 860, *Transfers and Servicing*, when the Company has relinquished control over the transferred assets. A transferor is considered to have relinquished control over the assets where (1) the transferred assets are legally isolated from the Company's creditors, (2) the transferee can pledge or exchange the financial assets (or if the transferee is a securitization or asset-backed financing vehicle that is constrained from pledging or exchanging the assets it receives, the holder of the beneficial interests issued by the vehicle can pledge or exchange the beneficial interests), and (3) the Company does not maintain effective control of the transferred assets through the ability to repurchase them before their maturity, or have the ability to unilaterally cause the holder to return them (or if the transferee is a securitization or asset-backed financing vehicle that the Company cannot repurchase the beneficial interest(s) before their maturity or have the ability to unilaterally cause the holder to return the third-party beneficial interests related to those transferred assets).

**Variable Interest Entities**

The Company prepares the Statement of Financial Condition in accordance with ASC 810, *Consolidation* ("ASC 810"). Variable interest entities ("VIEs") are entities that lack either of the following characteristics: (1) the total equity investment at risk is sufficient to enable the entity to finance its ongoing activities or (2) the equity investors have power to direct the most significant activities of the entity (the activities that impact the economic performance of the entity), the obligation to absorb expected losses of the entity, and the right to receive the residual returns of the entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb the VIE's expected losses or receive expected residual returns, or both, that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with ASC 810, the Company consolidates VIEs if it is the primary beneficiary. The Company reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

**Fair Value Measurements**

The Company accounts for a significant portion of its financial instruments at fair value in accordance with ASC 820, *Fair Value Measurement* ("ASC 820").

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). In the absence of an active market for a financial instrument, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Where the Company acts as a market-maker, financial instruments are marked to mid-market prices. Fair value measurements do not include transaction costs.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize the transfers into and out of each level, other than those between Level 1 and Level 2, as of the end of the reporting period.

**Financial Instruments Owned, at Fair Value and Financial Instruments Sold, but Not Yet Purchased, at Fair Value**
The Company's Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value are comprised of securities purchased or sold short and derivatives, and are reflected in the Statement of Financial Condition on a trade-date basis.

**Customer Securities Transactions**
Securities owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included in the Statement of Financial Condition. However, in the event of fails to deliver securities to or receive securities from the customer, the Company records corresponding Receivables from customers or Payables to customers, respectively. These customer securities transactions are recorded on a settlement-date basis of the associated transaction in the Statement of Financial Condition. The Company monitors the market value of collateral held and the market value of securities receivable from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

**Receivables from and Payables to Brokers, Dealers and Clearing Organizations**
Receivables from and Payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive securities, margin balances, cash deposits at clearing organizations, and amounts related to unsettled securities trading activity. Amounts related to regular-way unsettled trades are presented on a net basis.

**Receivables from and Payables to Customers**
Receivables from and Payables to customers include amounts due on cash and margin transactions and amounts related to unsettled securities trading activity. As a clearing member, the Company collects and remits margin (either cash or securities collateral) between its customers and clearing organizations. Where the Company obtains benefits from or controls cash balances, the Company recognizes the initial margin as Payables to customers and Receivables from brokers, dealers and clearing organizations. Margin loans are measured at fair value on the Statement of Financial Condition pursuant to a fair value option election, when they are managed on a fair value basis. For certain customers, the Company has agreed to waive its transformation rights with respect to such cash balances and pass through all interest paid by the clearing organization. The Company also does not guarantee and is not liable to those customers for the performance of the clearing organization. As a result, the Company does not reflect such amounts on its Statement of Financial Condition. Amounts related to regular-way unsettled trades are presented on a net basis in Receivables from and Payables to brokers, dealers and clearing organizations.

**Loss Contingencies**
In accordance with ASC 450, *Contingencies* ("ASC 450"), the Company establishes an accrual for all litigation and regulatory matters, including matters disclosed herein, when it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be higher or lower than the amounts accrued for those matters.

**Share-Based Compensation**
The Company applies ASC 718, *Compensation – Stock Compensation*, which focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments.

**Employee Benefits**
The Company accounts for its defined benefit pension plans and postretirement benefit plans under ASC 715, *Compensation – Retirement Benefits* ("ASC 715"). The Company, along with other affiliates, participates in retirement benefit plans (the "Plans") sponsored by an affiliate. The Company accounts for its involvement in the Plans as multiemployer plans and only recognizes its allocated contributions to the Plans, in accordance with ASC 715.

**Postemployment Nonretirement Benefits**
The Company applies ASC 712, *Compensation – Nonretirement Postemployment Benefits* ("ASC 712") to its postemployment benefit plans. Postemployment benefits that are within the scope of ASC 712 and the Company's obligations are not attributable to employees' services already rendered, do not relate to rights that vest or accumulate, the payment is not probable or cannot be reasonably estimated, or accounted for in accordance with ASC 450 as a contingent liability. Since the level of benefits provided is the same for any disabled employee regardless of years of service, the cost of those benefits is recognized when the event causing a long-term disability occurs and a reasonable estimate can be made.

**Income Taxes**
BBPLC transferred its shares in BUSLLC to BUSHL on September 14, 2020, whereby BUSHL became the parent of the consolidated US federal income tax group. The Company is included in the consolidated US federal income tax return of BUSHL. The Company files combined and unitary state and local income tax returns with affiliates, as well as certain separate state and local filings. The Company computes tax provisions in accordance with ASC 740, *Income Taxes* ("ASC 740") on a modified separate return method.

The Company is party to a tax sharing arrangement with BUSHL and BUSLLC, whereby certain current taxes are periodically cash settled. If applicable, the Company is reimbursed on a current basis by BUSHL and BUSLLC for the benefit generated from federal, combined and unitary state and local tax losses.

Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company assesses its ability to realize deferred tax assets on a modified separate return method based on the availability of the four sources of taxable income discussed in ASC 740, including but not limited to projections of future taxable income, as well as the other factors of the filing groups of the relevant jurisdictions.

The Company's deferred tax assets and deferred tax liabilities are presented on a net basis, where applicable, as a component of Other assets in the Statement of Financial Condition.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax benefit to record for uncertain tax positions.

ASC 740 prescribes a recognition threshold and a measurement aspect for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. Positions that meet the more-likely-than-not recognition criteria are measured to determine the amount which is greater than 50 percent likely to be realized upon settlement with a taxing authority. The Company's policy is to record interest and penalties on income taxes in the tax provision.

The US Tax Cuts and Jobs Act introduced the base erosion anti-abuse tax ("BEAT") effective January 1, 2018. BEAT seeks to impose a base erosion minimum tax in addition to a taxpayer's regular tax liability where the taxpayer is an "applicable taxpayer" and to the extent that the BEAT tax liability exceeds the regular tax liability. BEAT applies to "applicable taxpayers" which are corporations, part of a group with at least $500 million average annual domestic receipts, and which have a "base erosion percentage" of 2% or higher. If these conditions are met, the BEAT liability is computed on a taxpayer level. The relevant group for the purposes of determining the base erosion percentage is the "controlled group," which includes the consolidated US federal income tax group parented by BUSHL and BBPLC's US branches of which the Company is a member. BUSHL's policy is to apply a modified separate return method for determining whether it is an applicable taxpayer for BEAT purposes by looking to US federal income tax law which makes the determination for each member of the controlled group by determining if the controlled group is an applicable taxpayer.

## Recent Accounting Developments

### *Accounting Standards Adopted During 2020*

**Financial Instruments – Credit Losses**
The Company adopted Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* on January 1, 2020. The ASU introduces the Current Expected Credit Loss ("CECL") model which replaced the current incurred loss model used for recognizing impairment provisions. The CECL impairment accounting framework requires management to recognize lifetime expected credit losses associated with financial assets and certain off-balance sheet credit exposures that are measured at amortized cost upon initial recognition, taking into account relevant information about past events, current conditions and reasonable and supportable information around forecasted economic conditions.

The ASU does not apply to trading assets, financial instruments measured at fair value, or receivables or other financial assets transacted between entities under common control. The Company's financial assets, such as Securities purchased under agreements to resell, Securities borrowed and customer receivables, primarily fall into the latter two categories.

For certain financial assets at amortized cost, such as securities failed-to-deliver and margin receivables from derivatives contracts, which are included in Receivables from brokers, dealers and clearing organizations and Receivables from customers on the Statement of Financial Condition, most trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. The amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period due to the daily settlement convention. The Company continually reviews the credit quality of its counterparties and where appropriate, may request additional collateral or liquidate collateral in the event of a default.

**Collateralized Agreements and Financing**
In conjunction with the adoption of CECL, the Company also adopted ASU 2019-05, *Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief*, which allows the Company to irrevocably elect the fair value option for certain collateralized agreements and financing with third parties that were previously measured at amortized cost. Collateralized agreements and financing consist of Securities purchased under agreements to resell, Securities borrowed, and margin loans (included in Receivables from customers in the Statement of Financial Condition). The difference between their carrying amounts and fair value was immaterial.

The Company adopted ASU 2016-13 and ASU 2019-05 on January 1, 2020, under the modified retrospective approach with immaterial impact upon adoption.

**Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting**
In 2020, in response to concerns about structural risks of interbank offered rates including the upcoming cessation of the London Interbank Offered Rate ("LIBOR"), the Financial Accounting Standards Board ("FASB") issued ASU 2020-04, *Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, in an attempt to ease the potential financial reporting burden associated with accounting for reference rate reform. The amendments in the ASU permit optional practical expedients and would apply to contract modifications or hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The optional relief can be applied beginning January 1, 2020, and ending December 31, 2022.

The Company plans to apply the accounting relief as relevant contract modifications are made during the course of the reference rate reform transition period.

**Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans**
In 2018, the FASB issued ASU 2018-14, *Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans*, which has made amendments to disclosures for defined benefit pension and other postretirement benefit plans to improve the overall usefulness of disclosures to the Financial Statements. The amendments are effective on a retrospective basis for the reporting period beginning on January 1, 2021.

The Company adopted ASU 2018-14 on January 1, 2020 with immaterial impact upon adoption.

*Accounting Standards Issued but not yet Adopted*

**Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes**
In 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes*, which simplifies the accounting for income taxes by removing certain exceptions, changing the accounting for certain income tax transactions and making minor improvements to the codification. The amendments are effective for the reporting period beginning on January 1, 2021.

The Company does not expect a material impact from the adoption of the ASU.

**Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)**

In 2020, the FASB issued ASU 2020-01, *Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)*, which clarifies the interaction of the accounting for equity securities under ASC 321, investments under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. The amendments mainly clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with ASC 321 immediately before applying or upon discontinuing the equity method. The amendments also provide considerations for forward contracts and purchased options on certain securities. The amendments are effective for the reporting period beginning on January 1, 2021.

The Company does not expect a material impact from the adoption of the ASU.

**Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)**

In 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40),* which amends the guidance on convertible instruments and the guidance on the derivatives scope exception for contracts in an entity's own equity. The update aims to address the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the ASU reduces the number of accounting models and eliminates the requirement to separate certain embedded conversion features from the host contract. The ASU also amends the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions and amends the related earnings per share guidance impacted by these updates. The amendments are effective for the reporting period beginning on January 1, 2022.

The Company does not expect a material impact from the adoption of the ASU.

3. **Assets Segregated or Held in Separate or Sequestered Accounts for Regulatory and Other Purposes**

At December 31, 2020, assets segregated or held in separate accounts under the CEA or other regulations are included in the Statement of Financial Condition as follows (in millions):

| | | |
|---|---|---|
| Cash [a] | $ | 1,976 |
| Receivables from brokers, dealers and clearing organizations | | 7,939 |
| Total assets segregated | $ | 9,915 |

[a] Includes cash of $951 million segregated in special reserve bank accounts for the exclusive benefit of customers and proprietary accounts of broker-dealers under SEC's Rule 15c3-3.

4.     **Financial Instruments**

The following table sets forth the Company's Financial instruments owned, at fair value, including those pledged as collateral and Financial instruments sold, but not yet purchased, at fair value, that are measured in accordance with ASC 820 as of December 31, 2020 (in millions):

| Fair Value of Financial Instruments: | Financial instruments owned, at fair value | | Financial instruments sold, but not yet purchased, at fair value | |
|---|---|---|---|---|
| Money market instruments | $ | 282 | $ | - |
| Government, agency and municipals: | | | | |
|    Government securities | | 6,921 | | 5,268 |
|    Agency securities | | 9,971 | | 3 |
|    Municipal securities [a] | | 346 | | 15 |
| Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS"): | | | | |
|    Commercial MBS | | 435 | | - |
|    Residential MBS | | 224 | | - |
|    Other ABS | | 626 | | - |
| Corporate debt securities | | 45 | | 5 |
| Equities and convertibles | | 6,141 | | 2,493 |
| Derivative contracts, net: | | | | |
|    Equity options | | 128 | | - |
|    To-be-announced ("TBA") contracts | | 270 | | 322 |
|    Other derivatives | | 19 | | 47 |
| | $ | 25,408 | $ | 8,153 |

(a)     Municipal securities contain securities issued by municipalities, municipal mutual fund securities and securities issued by municipal tender option bond structures.

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver a specified security or cash at a contracted price. These transactions are subject to market risk if the market price of these financial instruments changes subsequent to the date of the Statement of Financial Condition.

**Derivative Contracts**
The derivative balances represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments at specified terms on a specified date. Derivative contracts may be listed and traded on exchanges (referred to as exchange-traded) or privately negotiated directly between two parties (referred to as over-the-counter ("OTC") derivatives). Both exchange-traded and OTC derivatives are presented in the following table.

The Company enters into trading derivative contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. The Company also enters into futures contracts to economically hedge its interest rate exposure to US Treasury securities in which it invests. The Company entered into a guarantee with BBPLC which transfers the counterparty credit risk associated with certain of the Company's derivative clearing clients, to BBPLC. The amount reimbursable under the contract as of December 31, 2020 is capped at $800 million, and has been fully collateralized by BBPLC with cash, with a corresponding payable back to BBPLC. The cash collateral, which is on deposit at clearing organizations, and the payable are recognized in the Statement of Financial Condition in Receivables from brokers, dealers and clearing organizations and Other liabilities, respectively. For additional information, see Note 14, "Transactions with Affiliated Companies".

Derivative transactions are measured at fair value, with derivative assets reported in the Statement of Financial Condition as Financial instruments owned, at fair value, and derivative liabilities as Financial instruments sold, but not yet purchased, at fair value.

The following table sets forth the fair value and the notional value of the Company's derivative contracts by major product type on a gross basis as of December 31, 2020 prior to the application of the impact of counterparty netting under ASC 210-20. Where the Company has entered into a legally enforceable netting agreement with counterparties, it may report derivative assets and liabilities on a net-by-counterparty basis in the Statement of Financial Condition. Net presentation of derivative assets and liabilities does not impact the classification of the derivative instruments within the fair value hierarchy.

Gross fair values in the following table exclude the effects of netting under enforceable netting agreements, and therefore are not representative of the Company's exposure (in millions):

| | Derivative Assets | | Derivative Liabilities | | Contract / Notional | |
|---|---|---|---|---|---|---|
| Equity options | $ | 8,533 | $ | 8,405 | $ | 216,264 |
| TBA contracts | | 515 | | 567 | | 214,557 |
| Other | | 19 | | 47 | | 40,643 |
| **Gross fair value of derivatives contracts** | $ | 9,067 | $ | 9,019 | $ | 471,464 |

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

The following table presents the gross amounts, amounts offset, underlying collateral value of those agreements subject to enforceable netting agreements and amounts not subject to enforceable netting agreements on Derivative Assets and Liabilities as of December 31, 2020 (in millions):

| | **Amounts Subject to Enforceable Netting Arrangements** | | | | | | |
| | Effects of Offsetting on Statement of Financial Condition | | | Related Amounts Not Offset | | | |
| | Gross Amounts | Amounts Offset [a] | Net Amounts Reported in the Statement of Financial Condition | Financial Collateral [b] | Net Amount | Amounts Not Subject to Enforceable Netting Agreements | Statement of Financial Condition Total |
|---|---|---|---|---|---|---|---|
| **Derivative Assets** | $ 8,958 | $ (8,650) | $ 308 | $ 182 | $ 126 | $ 109 | $ 417 |
| **Derivative Liabilities** | 8,735 | (8,650) | 85 | - | 85 | 284 | 369 |

(a)  Includes counterparty netting for equity options and certain TBA contracts for which the Company elected to offset under ASC 210-20.
(b)  Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement where the netting was applied in the Statement of Financial Condition.

As of December 31, 2020, the Company had no requirements to post additional collateral under derivative contracts in the event of a reduction in the Company's long-term credit rating, and was not subject to termination of these transactions in the event of such a reduction.

## 5.    Fair Value Measurements

ASC 820 sets forth a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

### Unadjusted Quoted Prices in Active Markets – Level 1
Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

**Valuation Technique Using Observable Inputs – Level 2**
Financial instruments classified as Level 2 are valued using quoted prices for identical instruments in markets that are not considered to be active, or quoted prices for similar assets or liabilities in active markets, or valuation techniques in which all significant inputs are observable, or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 valuations include financial instruments, which are valued using market standard pricing techniques, such as options and TBA contracts that are commonly traded in markets where all the inputs to the market standard pricing models are observable. Reverse repurchase and repurchase agreements and other similar secured lending agreements are valued by discounting the expected future cash flows. The inputs to the valuation include interest rates and repo rates which are determined based on the specific parameters of the transaction.

**Valuation Technique Using Significant Unobservable Inputs – Level 3**
Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Such inputs are generally determined based on observable inputs of a similar nature, historical observations on the level of the inputs, or other analytical techniques.

**Credit Risk**
Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative financial instruments (particularly those with significant future projected cash flows) are traded in the market at levels which reflect credit considerations. Credit exposures are adjusted to reflect mitigants, namely collateral agreements, which reduce exposures based on triggers and contractual posting requirements.

**Fair Value Hierarchy**
The following table presents the financial assets and liabilities at fair value as of December 31, 2020, by underlying instrument type and by the valuation hierarchy as described earlier in this Note (in millions):

| | Level 1 | Level 2 | Level 3 | Netting [a] | Total Fair Value |
|---|---|---|---|---|---|
| **Fair Value Measurements on a Recurring Basis as of December 31, 2020** | | | | | |
| **Assets** | | | | | |
| **Financial instruments owned, at fair value** | | | | | |
| Money market instruments | $ - | $ 282 | $ - | $ - | $ 282 |
| Government, agency and municipals: | | | | | |
|    Government securities | 4,297 | 2,624 | - | - | 6,921 |
|    Agency securities | - | 9,971 | - | - | 9,971 |
|    Municipal securities | - | 346 | - | - | 346 |
| MBS and other ABS: | | | | | |
|    Commercial MBS | - | 274 | 161 | - | 435 |
|    Residential MBS | - | 157 | 67 | - | 224 |
|    Other ABS | - | 491 | 135 | - | 626 |
| Corporate debt securities | - | 41 | 4 | - | 45 |
| Equities and convertibles | 3,141 | 2,999 | 1 | - | 6,141 |
| Derivative contracts: | | | | | |
|    Equity options | 8,367 | 166 | - | (8,405) | 128 |
|    TBA contracts | - | 515 | - | (245) | 270 |
|    Other derivatives | - | 19 | - | - | 19 |
| **Total Financial instruments owned, at fair value** | $ 15,805 | $ 17,885 | $ 368 | $ (8,650) | $ 25,408 |
| **Securities purchased under agreements to resell** | $ - | $ 79,708 | $ - | $ (58,809) | $ 20,899 |
| **Securities borrowed** | $ - | $ 29,218 | $ - | $ - | $ 29,218 |
| **Securities received as collateral, at fair value** | $ - | $ 38 | $ - | $ - | $ 38 |
| **Receivables from customers** | $ - | $ 9,797 | $ - | $ (116) | $ 9,681 |
| | **Level 1** | **Level 2** | **Level 3** | **Netting [a]** | **Total Fair Value** |
| **Liabilities** | | | | | |
| **Financial instruments sold, but not yet purchased, at fair value** | | | | | |
| Money market instruments | $ - | $ - | $ - | $ - | $ - |
| Government, agency and municipals: | | | | | |
|    Government securities | 4,792 | 476 | - | - | 5,268 |
|    Agency securities | - | 3 | - | - | 3 |
|    Municipal securities | - | 15 | - | - | 15 |
| MBS and other ABS: | | | | | |
|    Commercial MBS | - | - | - | - | - |
|    Residential MBS | - | - | - | - | - |
|    Other ABS | - | - | - | - | - |
| Corporate debt securities | - | 5 | - | - | 5 |
| Equities and convertibles | 2,162 | 331 | - | - | 2,493 |
| Derivative contracts: | | | | | |
|    Equity options | 8,132 | 273 | - | (8,405) | - |
|    TBA contracts | - | 567 | - | (245) | 322 |
|    Other derivatives | - | 47 | - | - | 47 |
| **Total Financial instruments sold, but not yet purchased, at fair value** | $ 15,086 | $ 1,717 | $ - | $ (8,650) | $ 8,153 |
| **Securities sold under agreements to repurchase** | $ - | $ 96,191 | $ - | $ (62,384) | $ 33,807 |
| **Securities loaned** | $ - | $ 25,381 | $ - | $ - | $ 25,381 |
| **Obligation to return securities received as collateral, at fair value** | $ - | $ 38 | $ - | $ - | $ 38 |
| **Payables to customers** | $ - | $ 8,642 | $ - | $ (116) | $ 8,526 |
| **Other liabilities** | $ - | $ 797 | $ - | $ - | $ 797 |

(a) Netting is equal and offsetting however, Securities purchased under agreements to resell and Securities sold under agreements to repurchase may be carried under fair value or amortized cost. For discussion on offsetting of collateralized agreements and financings, see Note 6, "Collateralized Agreements and Financings".

**Cash Instruments and Derivative Contracts**
Financial instruments are separated into two categories described below: cash instruments and derivative contracts.

**Cash Instruments**
The Company's cash instruments are predominantly classified within Level 1 or Level 2 of the fair value hierarchy.

### Level 1 Cash Instruments
Level 1 cash instruments, valued based on unadjusted, quoted market prices for identical unrestricted instruments in active markets, include certain US government obligations and actively traded listed equities.

The Company defines active markets for equity instruments based on the average daily volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on the average daily volume and the number of days with trading activity.

The Company does not apply liquidity or concentration reserves for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

### Level 2 Cash Instruments
Level 2 cash instruments include money market instruments, less liquid government bonds, most government agency obligations, MBS, and other ABS, corporate bonds, certain mortgage products, less liquid listed equities, state, municipal and provincial obligations, Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, and Securities loaned. Valuations for these types of instruments can be verified to observable inputs such as quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

### Level 3 Cash Instruments
Certain cash instruments are classified within Level 3 of the fair value hierarchy if they trade infrequently and have little or no price transparency. Such instruments include less liquid MBS and ABS, less liquid corporate debt securities (including distressed debt instruments), and certain types of equity instruments, primarily private equity.

Absent evidence to the contrary, instruments classified within Level 3 of the fair value hierarchy are initially valued at the transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, which vary based on the type of instrument, as described below.

Valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or expected cash flows. The valuation techniques and significant inputs used in determining the fair value of each class of cash instrument classified within Level 3 of the fair value hierarchy are as follows:

- **MBS, Other ABS and Corporate Debt Securities.** Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

- **Equities and Convertibles.** For equities and convertibles, the Level 3 population is comprised of non-actively traded equities, convertible bonds, and private equity securities. Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

**Derivative Contracts**
Exchange-traded derivatives, including equity options, typically fall within Level 1 or Level 2 of the fair value hierarchy, depending on whether they are deemed to be actively traded or not. OTC derivatives typically fall within Level 2 of the fair value hierarchy.

### Level 1 Derivatives
Exchange-traded derivatives fall within Level 1 of the hierarchy if they are actively traded, and are valued at the exchange or quoted market prices. Currently, the Company's Level 1 derivatives primarily include exchange-traded options and futures, which exhibit the highest level of price transparency. Examples include US Treasury futures as well as options on indices and common corporate stock.

### Level 2 Derivatives
Level 2 exchange-traded derivatives are not actively traded and are valued using models that are calibrated to observable market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying financial instruments.

Level 2 OTC derivatives, including TBA contracts, are valued using market transactions and other market evidence whenever possible, such as market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. OTC derivatives are classified within Level 2 when all of the significant inputs can be corroborated to market evidence.

When appropriate, valuations are adjusted for various factors such as bid/offer spreads and credit considerations. Valuation adjustments are generally based on available market evidence, but can also be based on management's best estimate in the absence of such evidence.

Where models are used, the selection of a particular model to value an OTC derivative depends upon the contract terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. The pricing models take into account the contract terms (including maturity), as well as key inputs, depending upon the type of derivative and the nature of the underlying instrument, including market prices, yield curves, and correlations of such inputs. Valuations of these instruments are corroborated by market prices.

For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

**Transfers Between Levels of the Fair Value Hierarchy**

During the year ended December 31, 2020, the Company had the following transfers between levels of the fair value hierarchy:

- Other ABS assets of $8 million from level 3 to level 2 driven by increased availability of observable prices.

- Other ABS assets of $60 million from level 2 to level 3 driven by reduced availability of observable prices.

- Commercial MBS assets of $30 million from level 2 to level 3 driven by reduced availability of observable prices.

- Residential MBS assets of $21 million from level 2 to level 3 driven by reduced availability of observable prices.

- Residential MBS assets of $5 million from level 3 to level 2 driven by increased availability of observable prices.

There were also insignificant reclassifications among the levels for Equities and convertibles.

**Significant Unobservable Inputs Used in Level 3 Measurements**

The table below provides information on the valuation methodologies, significant unobservable inputs, as well as the range of those input values for financial instruments that are classified as Level 3 under the fair value hierarchy. The listed ranges represent the highest and lowest value of each respective input across all investments included within the financial instrument classifications listed below as of December 31, 2020. The disclosures below also include a description of the impact on the sensitivity of the fair value measurements of such instruments due to changes in significant unobservable inputs.

| | Fair Value (in millions) | Valuation Methodology | Significant Unobservable Inputs | Range of Input Values | | Weighted Average |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | Low | High | |
| Equities and Convertibles | $ 1 | Price-based | Price* | $ - | $ 99 | $ 10 |
| Commercial MBS | 161 | Price-based | Price** | 0% | 112% | 71% |
| Residential MBS | 67 | Price-based | Price** | 90% | 111% | 100% |
| Other ABS | 135 | Price-based | Price** | 0% | 105% | 74% |
| Corporate Debt Securities | 4 | Price-based | Price** | 0% | 100% | 0% |

*Pricing information is presented on a dollar per unit basis.
**Pricing information is presented as a percentage of par.

Valuation uncertainty may arise from the uncertainty in the current market prices of instruments used for the valuation of a position or exposure. For cash instruments, the valuation input will typically be the instrument price. For cash instruments, in general, an increase in price would increase the fair value of the instrument.

The weighted averages of the input values presented in the table above are calculated based on the fair value of the instruments that the input is being used to value. The input range reflects the

characteristics of the various instruments held by the Company and the relative distribution of instruments within the range of characteristics.

**Fair Value of Financial Instruments Not Carried at Fair Value**
The following table presents the carrying value, fair value, and related fair value hierarchy level for those financial instruments which are not carried at fair value in the Statement of Financial Condition as of December 31, 2020.

The carrying value of Cash and cash equivalents, Cash and cash equivalents segregated for regulatory and other purposes, as well as receivables and payables arising in the ordinary course of business approximate fair value due to the relatively short period of time between their origination and expected maturity, contractual interest rates being set at current market rates or subject to repricing, and collectability.

The fair value of Resale Agreements, Repurchase Agreements, Securities borrowed and Securities loaned transactions is based on observable market prices.

Fair value of Long-term borrowings and Subordinated debt agreements is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturities.

*(in millions)*

| Assets | Carrying Value | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| Cash and cash equivalents | $ 255 | $ 255 | $ 255 | $ - | $ - |
| Cash and cash equivalents segregated for regulatory and other purposes | 1,976 | 1,976 | 1,976 | - | - |
| Securities purchased under agreements to resell | 12,675 | 12,675 | - | 12,675 | - |
| Receivables from brokers, dealers and clearing organizations | 10,391 | 10,391 | - | 10,391 | - |
| Receivables from customers and other financial assets not measured at fair value* | 1,342 | 1,380 | 11 | 1,326 | 43 |

| Liabilities | Carrying Value | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| Securities sold under agreements to repurchase | $ 3,326 | $ 3,326 | $ - | $ 3,326 | $ - |
| Payables to brokers, dealers and clearing organizations | 2,022 | 2,022 | - | 2,022 | - |
| Payables to customers and other financial liabilities not measured at fair value** | 16,240 | 16,240 | - | 16,240 | - |
| Long-term borrowings and Subordinated debt | 7,255 | 7,399 | - | 7,399 | - |

*Includes Receivables from customers, Accrued interest and dividend receivables and other financial assets not measured at fair value. Does not include nonfinancial assets such as intangible assets, deferred tax assets, current tax receivables and prepaid assets.

**Includes Payables to customers, Short-term borrowings, Accrued interest and dividend payables and other financial liabilities not measured at fair value. Does not include nonfinancial liabilities such as compensation and benefit arrangements, pension and current tax obligations.

**6.    Collateralized Agreements and Financings**

The Company enters into collateralized agreements and financing transactions in order to, among other things, facilitate client activities, acquire securities to cover short positions and finance certain of the Company's assets.

Securities financing transactions are exposed to credit and liquidity risk. To manage these risks, the Company monitors the fair value of the underlying securities on a daily basis, with additional securities obtained or posted as collateral as necessary. Margin levels are initially established based upon the counterparty, the type of permissible collateral, and are monitored on an ongoing basis. Collateral typically consists of US Treasury and Agency securities and Equity securities.

Additionally, the Company, where appropriate, enters into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default, with the right to net the counterparty's rights and obligations under such agreements and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

**Offsetting of Collateralized Agreements and Financings**
In accordance with ASC 210-20, the Company offsets financial assets and financial liabilities in the Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents the gross amounts, amounts offset, underlying collateral value of those agreements subject to enforceable netting agreements and amounts not subject to enforceable netting agreements on Resale and Repurchase Agreements, and Securities borrowed and loaned as of December 31, 2020.

The 'Net Amount' presented below is not intended to represent the Company's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.

| | Amounts Subject to Enforceable Netting Arrangements | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Effects of Offsetting on Statement of Financial Condition | | | Related Amounts Not Offset | | | |
| (in millions) | Gross Amounts | Amounts Offset | Net Amounts Reported in the Statement of Financial Condition | Financial Collateral [a] | Net Amount | Amounts Not Subject to Enforceable Netting Agreements | Statement of Financial Condition Total [b] |
| **Resale Agreements** | $ 107,746 | $ (74,259) | $ 33,487 | $ 33,487 | $ - | $ 87 | $ 33,574 |
| **Securities borrowed** | 28,562 | - | 28,562 | 27,575 | 987 | 656 | 29,218 |
| **Total Assets** | $ 136,308 | $ (74,259) | $ 62,049 | $ 61,062 | $ 987 | $ 743 | $ 62,792 |
| **Repurchase Agreements** | $ 111,165 | $ (74,259) | $ 36,906 | $ 36,906 | $ - | $ 227 | $ 37,133 |
| **Securities loaned** | 25,347 | - | 25,347 | 24,728 | 619 | 34 | 25,381 |
| **Total Liabilities** | $ 136,512 | $ (74,259) | $ 62,253 | $ 61,634 | $ 619 | $ 261 | $ 62,514 |

(a) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement; these amounts are not presented net in the Statement of Financial Condition because other US GAAP netting criteria are not met. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

(b) The Statement of Financial Condition total is the sum of 'Net amounts reported in the Statement of Financial Condition' that are subject to enforceable netting arrangements and 'Amounts not subject to enforceable netting arrangements'.

**Repurchase Agreements and Securities Loaned by Collateral Type**

| (in millions) | Repurchase agreements | | Securities loaned | |
|---|---|---|---|---|
| | **As of December 31, 2020** | | | |
| US Treasury and agency securities | $ | 104,964 | $ | 4,404 |
| State and municipal securities | | 297 | | 174 |
| Asset-backed securities | | 2,563 | | - |
| Corporate securities | | 1,878 | | 5,508 |
| Equity securities | | 588 | | 13,747 |
| Non- US sovereign debt | | 506 | | 1,548 |
| Other | | 596 | | - |
| **Total** | $ | 111,392 | $ | 25,381 |

**Repurchase Agreements and Securities Loaned by Maturity**

| (in millions) | Repurchase agreements | | Securities loaned | |
|---|---|---|---|---|
| | **As of December 31, 2020** | | | |
| No stated maturity and overnight* | $ | 76,231 | $ | 22,068 |
| 2 - 30 days* | | 21,479 | | 2,253 |
| 31 - 90 days* | | 11,303 | | 1,060 |
| 91 days - 1 year* | | 2,273 | | - |
| Greater than 1 year* | | 106 | | - |
| **Total** | $ | 111,392 | $ | 25,381 |

*Remaining contractual maturity

7. **Securitization Activities and Variable Interest Entities**

In the normal course of business, the Company has involvement with various types of VIEs. The Company's involvement with VIEs includes asset-backed securitization trusts, municipal bond vehicles, and other investments.

**Asset-backed Securitizations**

**Non-consolidated VIEs**

**Market-making Activities**
The Company enters into transactions with VIEs structured by third parties through market-making activities. Where the Company does not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, or a variable interest that could potentially be significant, the Company records these positions on its Statement of Financial Condition in the same manner as any other third-party transaction. The Company's maximum exposure to loss with respect to such activities is the recorded investment balance which at December 31, 2020 was $8,846 million for agency securities, $435 million for non-agency commercial mortgage-backed securities, $224 million for non-agency residential mortgage-backed securities and $626 million for other asset-backed securities.

During the year ended December 31, 2020, the Company did not transfer any assets into securitization vehicles.

**Collateralized Loan Obligations**

The Company enters into transactions with VIEs where an affiliate may participate in warehousing structures for collateralized loan obligation ("CLO") securitization transactions, by providing senior financing to these entities during the warehousing phase. CLO trusts are actively managed by a third-party collateral manager whose primary role includes determining what loans are to be acquired or sold based on the eligibility criteria and concentration limitations set forth by the warehouse agreement. The assets purchased into the CLO trust are sourced from primary and secondary markets, which may include Barclays. The Company may provide structuring and placement services for the VIE and although not obligated, the Company generally makes a market in the securitizations issued by the CLO trusts.

The Company had no exposure to loss in these CLO trusts as of December 31, 2020.

**Municipal Bond Vehicles**

The Company establishes Tender Option Bond ("TOB") trusts through which investors finance their municipal fixed income instruments at short-term rates. TOB trusts hold taxable and tax-exempt fixed income instruments issued by state, local, or other municipalities. The trusts are typically single-issuer trusts whose assets are either originated or purchased via the primary and secondary market. To fund the purchase of their assets, the trusts issue long-term senior floating rate notes ("Floaters") and junior residual securities ("Residuals"). Trusts where the Residuals are retained by a third-party investor are considered client TOBs, while trusts where the Residuals are retained by the Company or an affiliate are considered proprietary TOBs. The holder of the Residuals generally has the unilateral ability to direct decisions that significantly impact the economic performance of the trusts through its ability to liquidate the TOB trust and ultimately direct the sale of the municipal fixed income instruments owned by the trust, except for certain proprietary TOBs where the liquidity provider has assumed the ability to unilaterally liquidate the TOB trust. The Company or its affiliates may provide various services to the TOB trusts, including serving as placement agent, remarketing agent, liquidity provider, administrator or some combination of the above, in exchange for fees earned from the trusts. BBPLC serves as the liquidity provider to the TOB trusts. As liquidity provider BBPLC may provide a standby purchase agreement, an irrevocable letter of credit, a revolving credit agreement or another form of liquidity arrangement, so that the trusts can repurchase Floaters, or provide sufficient funds to redeem the Floaters in the event of a failed remarketing and the trusts are unwound. The Company serves as remarketing agent for the Floaters.

The Company considers the TOB trusts to be VIEs since they lack sufficient equity capitalization and rely on financing from trust-issued securities to fund their activities. The trusts are not consolidated by the Company where third-party investors or an affiliate hold the residual interests in the trusts, as the Company's involvement with the trusts is limited to its role as remarketing agent and the Company does not control the trusts.

Floater holders have an option to tender the Floaters they hold back to the trust periodically. The Company, in its capacity as a remarketing agent, facilitates the sale of the Floaters to third parties at inception of the trust, facilitates the reset of the Floater coupon, and remarkets any tendered Floaters. If Floaters are tendered and the Company (in its role as remarketing agent) is unable to find a new investor within a specified period of time, it can declare a failed remarketing (in which case the trust is unwound) or may choose to buy the Floaters into its own inventory and may continue to try to sell them to a third-party investor. No failed remarketings on trusts formed by the Company were declared during the year ended December 31, 2020.

As of December 31, 2020, the Company held no residual interests and therefore did not consolidate any TOB trusts. During the year ended December 31, 2020, the Company sold $1,970 million of municipal securities into TOB trusts which were consolidated by an affiliate. The Company de-recognized the securities from its Statement of Financial Condition as it has relinquished control over these securities.

As of December 31, 2020, the Company had no exposure to loss related to the TOB programs as its only involvement with these trusts is in the capacity of a remarketing agent.

**Other Investments**

The Company holds an ownership interest in a real estate entity ("the entity"). BBPLC has provided a guarantee on the entity's behalf, to a mortgage company pursuant to a loan. BBPLC's potential exposure under the guarantee is capped at $30 million. A third-party member manages the entity and has the power to direct the activities that most significantly impact its economic performance. The entity is considered to be a VIE since the non-managing members lack the unilateral ability to remove the managing member from its decision-making authority. The Company does not consolidate the entity as it is not deemed to be the primary beneficiary of the VIE.

The Company accounts for its equity investment at fair value. As of December 31, 2020, the Company's equity investment had no carrying value, and the total assets in the entity were approximately $183 million. The Company's carrying value of this investment represents its maximum exposure to loss.

The table below presents the Company's on-balance sheet exposure and maximum exposure to loss in non-consolidated VIEs as of December 31, 2020 (in millions):

|  | Asset-Backed Securitizations |
| --- | --- |
| Financial instruments owned, at fair value | $ 10,131 |
| **Total Assets** | **$ 10,131** |
| **Maximum exposure to loss** | **$ 10,131** |

For more information on VIEs see Note 2, "Significant Accounting Policies". For discussion on fair value of assets in the Statement of Financial Condition related to VIEs, see Note 5, "Fair Value Measurements".

**Barclays Capital Inc.**
**Notes to Statement of Financial Condition**
**December 31, 2020**

8.      **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables from and Payables to brokers, dealers and clearing organizations, as reported in the Statement of Financial Condition at December 31, 2020, consist of the following (in millions):

|  | Receivables from brokers, dealers and clearing organizations | | Payables to brokers, dealers and clearing organizations | |
|---|---|---|---|---|
| Margin receivable/payable | $ | 9,917 | $ | 69 |
| Securities failed to deliver/receive |  | 444 |  | 422 |
| Fees and commissions receivable/payable |  | 9 |  | 193 |
| Trade date settlement receivable/payable |  | - |  | 1,311 |
| Other |  | 21 |  | 27 |
|  | $ | 10,391 | $ | 2,022 |

9.      **Other Assets and Other Liabilities**

At December 31, 2020, Other assets primarily consist of net deferred tax assets of $357 million, receivable from affiliates of $308 million, current state taxes receivable of $26 million, exchange seats of $17 million, prepaid expenses of $15 million and fee receivables of $10 million. Other liabilities primarily consist of cash collateral payable to an affiliate of $797 million, accrued compensation of $546 million, current tax liabilities of $381 million, accrued operating expenses of $113 million, provisions of $15 million and payable to affiliates of $15 million.

10.      **Income Taxes**

At December 31, 2020, the Company had $357 million of net deferred tax assets. This balance is primarily comprised of timing differences related to fixed assets, deferred compensation, stock-based compensation, bonus compensation and intangible assets acquired as part of the Lehman Brothers acquisition.

The Company is required to assess the likelihood that deferred tax assets will be realized using more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. A valuation allowance of $10 million is recorded at December 31, 2020 related to certain state net operating losses that the Company believes do not meet the more-likely-than-not criteria. Since December 31, 2019, the valuation decreased by less than $1 million.

The Company has significant state net operating losses of $143 million on a post-apportionment basis, expiring in the years beginning after 2022. The tax effected value of the state net operating losses is $11 million. The tax effect is computed based on apportioned tax rates, and are the expected future rates.

State taxes receivable of $26 million is included in Other assets on the Statement of Financial Condition as of December 31, 2020.

The Company's unrecognized tax benefits, including accrued interest of $2 million, are recorded in the Statement of Financial Condition as current income taxes payable, included in Other liabilities, and as deferred income tax assets, included in Other assets. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits. The Company does not anticipate any events that will significantly impact its unrecognized tax benefits during the next 12 months.

BGUS' consolidated US federal corporate income tax returns for the years 2010 and after remain subject to examination however, as relates to the Company, all issues through 2012 are effectively settled. The most significant state and local filings, New York State and New York City, are subject to examination for the years 2012 and after. In regards to the Company, New York State and New York City are open for 2009 for a capital loss carryback claim.

When the tax return examinations by US federal, state, or local tax authorities are concluded, it is possible that the amount of accrued liability for unrecognized tax benefits could change. It is not possible to estimate the amount of such change at this time.

## 11.   Short-Term Borrowings

At December 31, 2020, Short-term borrowings consisted of uncollateralized loans payable to affiliates of $3,342 million, bank overdrafts payable primarily to third parties of $93 million and accrued interest payable to affiliates of $1 million.

The uncollateralized loans from affiliates represent $1,042 million utilized on an uncommitted and unsecured money market line of credit of $10,000 million with BBPLC, primarily to support the short-term funding requirements of the Company. The facility limit was amended from $7,000 million to $10,000 million in March 2020. Loans drawn from the facility bear interest at rates based on the Group's external funding curve. Long-term borrowings on this facility are detailed in Note 12, "Long-Term Borrowings".

Additionally, the Company has a committed revolving credit facility of $4,300 million with BGUS, and as of December 31, 2020, $2,300 million was drawn with a maturity date of August 6, 2021 to support short-term funding requirements. Borrowings from the facility bear interest at rates based on USD LIBOR plus applicable margin. The Company also pays a commitment fee on any daily average unused portion of the committed facility.

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

## 12.   Long-Term Borrowings

Long-term borrowings consist of loans with original contractual maturities greater than one year. The Company has a $500 million committed revolving credit facility with BGUS that can be fully drawn as either senior or subordinated debt, or a combination thereof, during the life of the facility. The facility matures on October 24, 2024. Any conversion from subordinated debt to senior requires regulatory approval. At the beginning of the year, the facility was fully drawn in the form of senior debt, was subsequently converted to subordinated debt on March 18, 2020 upon notifying regulators, and then later converted back to senior debt on August 20, 2020 upon regulatory approval. Borrowings from the facility bear interest at rates based on USD LIBOR plus the respective margin applicable for senior or subordinated debt.

As of December 31, 2020, the Company utilized $1,005 million on the $10,000 million facility with BBPLC referenced in Note 11, "Short-Term Borrowings", to support the long-term funding requirements of the Company. These loans bear interest at rates based on the Group's external funding curve. The arrangement of $1,005 million consists of $350 million maturing on November 8, 2021, $24 million maturing on November 8, 2021, $131 million maturing on February 28, 2022, and $500 million maturing on May 12, 2021.

In addition, the Company has Long-term borrowings from BBPLC in the form of an unsecured fixed term financing arrangement totaling $1,500 million. The arrangement is comprised of $500 million maturing on September 7, 2021, $500 million maturing on January 7, 2022 and $500 million maturing on May 6, 2022, all of which bear interest based on USD LIBOR plus an applicable margin.

The Company also had an uncommitted and unsecured money market line of credit with BGUS. On March 26, 2020, the facility's credit limit was increased from $500 million to $1,500 million, and the maturity date was extended from March 29, 2020 to March 29, 2022. The loan bears interest at rates based on USD LIBOR plus applicable margin. The Company had not drawn upon this facility as of December 31, 2020.

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

13.    **Subordinated Debt**

As of December 31, 2020, the Company had the following outstanding subordinated debt with BGUS (in millions):

| Carrying Value | Contractual Maturity Date |
|---|---|
| $          875 | October 26, 2030 |
| 875 | January 26, 2031 |
| 1,250 | April 26, 2031 |
| 1,250 | July 26, 2031 |
| $          4,250 | |

The four loans totaling $4,250 million bear interest at rates based on 3-month USD LIBOR, plus applicable margin. Under the provisions of these loans, the maturity dates will be extended by an additional year, unless BGUS notifies the Company and FINRA seven months in advance of the contractual maturity dates of its intention not to permit the one-year extensions.

For more information on Subordinated debt, see Note 14, "Transactions with Affiliated Companies". For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

14.     **Transactions with Affiliated Companies**

The Company enters into securities transactions and other transactions with affiliates. At December 31, 2020, balances with such affiliates were included in the Statement of Financial Condition line items as follows (in millions):

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 15 |
| Securities purchased under agreements to resell | | 24,624 |
| Securities borrowed | | 8,034 |
| Securities received as collateral, at fair value | | 36 |
| Receivables from brokers, dealers and clearing organizations | | 2,072 |
| Receivables from customers | | 407 |
| Other assets | | 308 |

**Liabilities**

| | |
|---|---|
| Securities sold under agreements to repurchase | 7,392 |
| Securities loaned | 23,826 |
| Obligation to return securities received as collateral, at fair value | 36 |
| Financial instruments sold, but not yet purchased, at fair value | 22 |
| Payables to brokers, dealers and clearing organizations | 1,846 |
| Payables to customers | 4,799 |
| Short-term borrowings | 3,363 |
| Accrued interest and dividend payables | 14 |
| Other liabilities | 813 |
| Long-term borrowings | 3,005 |
| Subordinated debt | 4,250 |

At December 31, 2020, the Company had Short-term borrowings of $2,300 million related to a committed revolving credit facility with BGUS and $1,042 million utilized on an uncommitted and unsecured money market line of credit with BBPLC as described in Note 11, "Short-Term Borrowings". The Company also had Long-term borrowings with BBPLC of $2,505 million, comprised of a $1,500 million fixed term loan, $1,005 million related to the utilized portion of the uncommitted and unsecured money market line of credit and a $500 million committed revolving credit facility with BGUS, as described in Note 12, "Long-Term Borrowings".

On October 26, 2020, the Company repatriated $1,750 million of common equity to BGUS and in return issued two Subordinated debt of $875 million each which mature in October 2030 and January 2031, respectively. On December 8, 2020, the Company repaid $2,500 million of Subordinated debt issued to BGUS which would have matured in August 2021 and concurrently issued two Subordinated debt of $1,250 million each which mature in April 2031 and July 2031, respectively. For more information on the $4,250 million Subordinated debt, see Note 13, "Subordinated Debt".

The Company recognized a net capital contribution of $2 million as a result of the conversions executed during 2020 in relation to the $500 million committed revolver credit facility, which can be fully drawn as either senior or subordinated debt, or a combination. For more information, see Note 12, "Long-term borrowings".

On September 14, 2020, BUSHL became the parent of the consolidated US federal income tax group. The Company's intercompany tax sharing agreement with BUSLLC was amended to include BUSHL. During the year ended December 31, 2020, under its intercompany tax sharing agreement, the Company transferred $3 million to BUSLLC and $267 million to BUSHL relating to current federal and state income taxes, the settlement of which is arranged periodically. For more information, refer to Note 2, "Significant Accounting Policies" and Note 10, "Income Taxes".

During the year ended December 31, 2020, the Company sold certain receivables from investment banking clients to an affiliate. These receivables were sold for a fair value of approximately $1,052 million.

As of December 31, 2020, the Company held $116,979 million of affiliates' financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed and customer margin loans.

At December 31, 2020, the Company had placed $1,054 million of its affiliates' securities and $762 million of its affiliates' cash and cash equivalents on deposit with clearing organizations for trade facilitation purposes.

BBPLC has provided guarantees to certain third parties over their exposure to the Company in relation to futures trading or prime services financing activities.

The Company entered into a guarantee with BBPLC which transfers the counterparty credit risk associated with certain of the Company's derivative clearing clients, to BBPLC. The amount reimbursable under the contract is capped at $800 million, and the full amount has been fully collateralized by BBPLC. The Company elected the fair value option on the obligation to return the collateral, as it is managed on a fair value basis. As of December 31, 2020, the fair value was $797 million. For additional information refer to Note 4, "Financial Instruments", and Note 5, "Fair Value Measurements".

On February 26, 2020, the Company's Board of Directors approved a $500 million common dividend distribution to its parent, BGUS. In light of market volatility, the deterioration of market conditions related to the COVID-19 pandemic, and out of an abundance of caution, such dividend declaration was rescinded by the Board of Directors on March 24, 2020. On July 21, 2020, the Board of Directors declared a common dividend of $1,000 million, which was distributed to BGUS on August 21, 2020 upon regulatory approval.

The Company has a chaperoning arrangement with an affiliated Barclays entity for purchases, sales and/or collateralized financing trades.

The Company also provides custody services to certain Barclays affiliates.

15.    **Benefit Plans**

**Defined Benefit Pension Plan**
The Company provides pension benefits for eligible employees through participation in certain defined benefit pension plans (the "Plans") sponsored by Barclays Services Corporation ("BSC"), a wholly owned subsidiary of BUSLLC which provides infrastructure support and services to affiliates. The Plans are comprised of a funded US tax-qualified pension plan ("Barclays Pension Plan") and an unfunded non-qualified restoration pension plan ("Barclays Pension Restoration Plan"). All eligible employees participate in the Plans on a non-contributory basis, and are fully vested after five years of service. The Company makes contributions to the Barclays Pension Plan based upon the minimum funding standards under the Internal Revenue Code. Employees hired on or after September 22, 2008 are not eligible to participate in the Plans. During the third quarter of 2012, the Plans were frozen such that existing participants would not accrue any additional benefits.

**Post-retirement Plan**
The Company provides an unfunded postretirement benefits plan for eligible employees through participation in the Barclays Retiree Medical, Dental and Life Insurance Plan sponsored by BSC. Only employees hired on or before March 31, 1997 are eligible for postretirement benefits.

**Postemployment Nonretirement Plan**
The Company provides unfunded postemployment benefits for eligible employees through participation in the Barclays Welfare Benefits/Cafeteria Plan sponsored by BSC. The postemployment plan provides medical, dental and life insurance benefits to employees who become disabled under the Barclays Long-term Disability ("LTD") program. Employees whose disability commenced prior to January 1, 2018 are provided with medical and life insurance benefits until the earlier of age 65, recovery or death. Employees whose disability commenced on or after January 1, 2018 are provided with medical and life insurance benefits until the earlier of 24 months from the date of LTD commencement, recovery or death.

**401(k) Plan**
The Company provides 401(k) benefits for eligible employees through participation in a defined contribution plan of BSC. Eligible employees may elect to participate in the 401(k) Plan at any time during the year. Employees who formally elect to participate may contribute any amount from 1% to 50% of their eligible compensation each pay period as pre-tax contributions, Roth 401(k) after-tax contributions, or a combination. The combined pre-tax and Roth 401(k) after-tax contributions are subject to the Internal Revenue Service ("IRS") limit of $19,500 in 2020. Additionally, employees who elect to participate may contribute 1% to 6% of their eligible compensation as traditional after-tax contributions to the 401(k) Plan each pay period. The combined pre-tax, Roth 401(k) after-tax and traditional after-tax contributions may not exceed 56% of eligible compensation. Employees aged 50 or over who have reached the 401(k) Plan or IRS maximum allowable pre-tax and/or Roth 401(k) after-tax contribution limit in a plan year, may contribute catch-up contributions up to $6,500 for 2020 on a pre-tax or Roth 401(k) after-tax basis up to the IRS catch-up limit for the year.

The Company matches all or a portion of employee pre-tax and/or Roth 401(k) after-tax contributions through employer matching contributions. For every $1.00 an employee contributes on a pre-tax and/or Roth 401(k) after-tax basis (up to 6% of eligible compensation each pay period), the Company contributes $1.00 ($1.50 for employees whose annualized eligible compensation is $60,000 or less). The maximum annual match available under the 401(k) Plan is $17,100 (6% of the $285,000 IRS annual compensation limit for 2020). The matching contributions vest on a graduated scale based on completed years of service. Catch-up contributions and traditional after-tax contributions are not eligible for employer matching contributions.

16.     **Share-Based Compensation**

BPLC operates certain share plans for employees of Barclays Group, including employees of the Company. Shares for distribution under these plans are sourced from newly issued shares and/or market purchased ('existing') shares. Existing shares are sourced via a trust and are transferred to participants on vesting or, if later, at the end of any applicable holding period. Awards vest when specific vesting conditions are satisfied. The costs of these compensation plans are funded in cash by the participating companies.

Compensation awards are approved annually by the Board Remuneration Committee of BPLC. Depending upon the threshold limit, a portion of such compensation award for the employees will be awarded in BPLC stock. The current deferred share plans which the Company's employees participate in are as follows:

**Share Value Plan ("SVP")**
The SVP was introduced in March 2010 and approved by shareholders (to enable Executive Directors of BPLC to participate and the use of newly issued shares to satisfy awards) at the BPLC Annual General Meeting in April 2011. SVP awards are granted to participants in the form of a conditional right to receive BPLC shares or provisional allocations of BPLC shares which vest or are considered for release over a period of three, five or seven years. Participants do not pay to receive an award or to receive a release of shares. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP. All awards are subject to potential forfeiture in certain leaver scenarios. Awards granted to Material Risk Takers ("MRTs") are subject to a six or twelve month holding period ("Holding Period") during which the shares cannot be sold, charged, pledged, mortgaged or otherwise encumbered. During the Holding Period the participant will be the beneficial owner of the shares and will be entitled to receive any dividends on the shares and to vote at any general meeting of Barclays.

**Deferred Share Value Plan ("DSVP")**
The DSVP was introduced in February 2017. The terms of the DSVP are materially the same as the terms of the SVP as described above, except that Executive Directors of BPLC are not eligible to participate in the DSVP and the DSVP operates over existing shares only.

**Other Arrangements**
In addition to the above plans, the Group operates a number of other plans and share-based arrangements in which employees of the Company participate, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share awards. Included within other arrangements are Sharepurchase (both UK and overseas), Sharesave (UK and Ireland), Role Based Pay ("RBP"), and Share Incentive Award (Holding Period) ("SIA (HP)"). RBP was introduced in March 2014 and is an element of fixed pay which is reviewed annually. It is partly delivered in BPLC shares for the most senior employees on a quarterly basis and subject to a three or five year holding period. SIA (HP) was introduced in accordance with Prudential Regulation Authority's Remuneration Rules for employees identified as MRTs, to have 50% of the non deferred portion of their annual incentive delivered in the form of BPLC shares. The shares are subject to a twelve month Holding Period.

DSVP and SVP awards are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on market value at the date of grant.

For the purposes of determining the expected life and number of shares to vest/be released, historical vesting/release patterns have been used, together with an assumption that a certain percentage of awards will lapse due to leavers.

The number of awards and restricted stock shares outstanding at December 31, 2020 is set forth below (in millions) where the awards or shares granted relate to BPLC shares:

|  | DSVP and SVP [a] | Other |
|---|---|---|
| **Outstanding at beginning of year** | **147.3** | **0.1** |
| Granted in the year | 108.4 | 48.6 |
| Less: Released in the year | (61.9) | (48.6) |
| Less: Lapsed in the year | (5.8) | (0.1) |
| Transferred in the year | 2.6 | - |
| **Outstanding at end of year** | **190.6** | **0.0** |
| **Of which are exercisable** | **-** | **0.0** |

[a] Awards / shares granted relate to BPLC shares.

The table below shows the December 31, 2020 weighted average fair values at the date of grant, weighted average exercise price at the date of exercise/release of shares, the weighted average contractual remaining life and the number of outstanding options/awards:

|  | Granted in the year | | Outstanding at December 31, 2020 | |
|---|---|---|---|---|
|  | Weighted average fair value at grant ($) | Weighted average exercise price ($) | Weighted average remaining contractual life (years) | Number of option/awards outstanding (in millions) |
| DSVP and SVP | 1.43 | 1.70 | 1.16 | 190.57 |
| Other | 1.62-1.70 | 1.62-2.40 | 0.00-1.29 | 0.03 |

## 17.  Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk in order to meet financing and hedging needs of customers (including brokers and dealers) and to reduce the Company's own exposure to market and interest rate risk in connection with trading activities. These financial instruments include forward and futures contracts, options contracts, and options on futures contracts. Each of these financial instruments contains varying degrees of off-balance sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2020 may, in certain circumstances, be in excess of the amounts recognized in the Statement of Financial Condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

The Company also bears market risk for unfavorable changes in the price of financial instruments sold but not yet purchased. In the normal course of business, the Company enters into securities sales transactions. For these transactions, the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures) and OTC cleared swaps, all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance sheet risk in the event margin deposits are insufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, Securities loaned and Repurchase Agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

18.     **Collateral, Commitments and Contingencies**

**Collateral**
The Company receives financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed, derivatives transactions, and customer margin loans. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments in connection with entering into Repurchase Agreements, securities lending agreements, other secured financings, collateralizing derivative transactions, and meeting the Company or customer settlement requirements. At December 31, 2020, the approximate fair value, excluding the impact of netting, of financial instruments received as collateral by the Company, in connection with Resale Agreements, Securities borrowed and customer margin loans, that the Company was permitted to sell or repledge was $271,536 million, of which $223,937 million was sold or repledged.

The amount of collateral that was sold or repledged by the Company included the following:

- $35,235 million of securities collateral that was pledged under Repurchase Agreements and clearing house margin requirements which cannot be resold or repledged by the counterparty.

- $188,664 million of securities collateral that was pledged under Repurchase Agreements, securities lending and prime brokerage agreements which can be resold or repledged by the counterparty.

- $38 million of securities collateral that was received in connection with certain securities-for-securities transactions in which the Company is a lender, which can be resold or repledged by the counterparty.

$21,079 million of securities collateral pledged to counterparties can be resold or repledged by the counterparty and is included in Financial instruments owned, at fair value in the Statement of Financial Condition.

At December 31, 2020, the Company had $7,096 million of securities on deposit with clearing organizations for trade facilitation purposes. These securities cannot be resold or repledged by the clearing organizations. In addition, the Company had $13,908 million of Cash and cash equivalents and $193 million of issued letters of credit on deposit with clearing organizations for its own trades and for trades where the Company acts as a clearing member on behalf of its clients.

**Barclays Capital Inc.**
**Notes to Statement of Financial Condition**
**December 31, 2020**

**Commitments**
At December 31, 2020, the Company had committed $9,239 million in forward starting collateralized agreements, primarily resale transactions. Additionally, the Company had $15,907 million in forward starting collateralized financings, primarily repurchase transactions. Certain forward starting agreements are carried at their fair value if managed on a fair value basis.

As a clearing member of the Mortgage Backed Securities Division ("MBSD") and Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"), the Company is committed to provide additional liquidity resources under the Capped Contingency Liquidity Facility ("CCLF") by entering into resale agreements in the event of another member's default. As of December 31, 2020, the Company's maximum commitment to the MBSD and GSD CCLF was $4,056 million and $164 million, respectively, of which no utilization had occurred. The CCLF amount is calculated biannually by the FICC based on each member's volume of activity and may fluctuate in future periods.

**Contingencies**
The Company and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters on the Company cannot always be predicted but may materially impact its operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

**Investigations into LIBOR and other benchmarks and related civil actions**
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC's involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. The Serious Fraud Office closed its investigation with no action to be taken against the Group. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.

**USD LIBOR civil actions**
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, the Company and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the CEA, the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $900 million in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. The Group has previously settled certain claims. Two class action settlements where the Group has respectively paid $7.1 million and $20 million, have received final court approval.

**Sterling LIBOR civil actions**
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, the Company and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants' motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.

**Japanese Yen LIBOR civil actions**

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association's Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff's antitrust claims, and, in 2020, the court dismissed the plaintiff's remaining CEA claims. The plaintiff has appealed the lower court's dismissal of such claims.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and the Company. The plaintiffs filed an amended complaint in 2020, and the defendants have filed a motion to dismiss.

**SIBOR/SOR civil action**

In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, the Company and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and the Company. The plaintiffs have appealed the dismissal.

**ICE LIBOR civil actions**

In 2019, several putative class actions were filed in the SDNY against Barclays PLC, Barclays Bank PLC, the Company, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants' submissions to ICE. These actions have been consolidated. The defendants' motion to dismiss was granted in 2020. The plaintiffs have appealed the dismissal. In August 2020, an ICE LIBOR-related action was filed in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR.

**Non-US benchmarks civil actions**

Legal proceedings have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) in the UK in connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.

**Foreign Exchange investigations and related civil actions**

In 2015, the Group reached settlements totalling approximately $2.38 billion with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market. Under the related plea agreement with the US Department of Justice (DoJ), which received final court approval in January 2017, the Group agreed to a term of probation of three years, which expired in January 2020. The Group also continues to provide relevant information to certain authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. The European Commission announced two settlements in May 2019 and the Group paid penalties totalling approximately €210 million ($258 million). In June 2019, the Swiss Competition Commission announced two settlements and the Group paid penalties totalling approximately CHF 27 million ($31 million). The financial impact of the ongoing matters is not expected to be material to the Group's operating results, cash flows or financial position.

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to alleged manipulation of Foreign Exchange markets.

### FX opt out civil action

In 2018, Barclays Bank PLC and the Company settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384 million. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, the Company and other defendants. Some of the plaintiff's claims were dismissed in 2020.

### Retail basis civil action

In 2015, a putative class action was filed against several international banks, including Barclays PLC and the Company, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Group and all other defendants. The plaintiffs have filed an amended complaint.

### State law FX civil action

In 2017, the SDNY dismissed consolidated putative class actions brought under federal and various state laws on behalf of proposed classes of (i) stockholders of Exchange Traded Funds and others who purportedly were indirect investors in FX instruments, and (ii) investors who traded FX instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. Barclays Bank PLC and the Company have settled the claim, which has received final court approval. The financial impact of the settlement is not material to the Barclays Bank Group's operating results, cash flows or financial position.

### Non-US FX civil actions

Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, the Company and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

These include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, the Company and other financial institutions in the UK Competition Appeal Tribunal in 2019 following the settlements with the European Commission described above. Also in 2019, a separate claim was filed in the UK in the High Court of Justice by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading.

### Metals investigations and related civil actions

Barclays Bank PLC previously provided information to the DoJ, the US Commodity Futures Trading Commission and other authorities in connection with investigations into metals and metals-based financial instruments.

A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. This consolidated putative class action remains pending. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, the Company and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Group entities. The plaintiffs have the option to seek the court's permission to appeal.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and the Company on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

### Residential mortgage-backed securities civil action
The Company has been party to a number of lawsuits filed by purchasers of US residential mortgage-backed securities (RMBS) sponsored and/or underwritten by the Group between 2005 and 2008. As a general matter, these lawsuits alleged, among other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions and generally demanded rescission and recovery of the consideration paid for the RMBS and/or recovery of monetary losses arising out of their ownership. The Company has resolved its legacy RMBS securities civil actions, including the action that was dismissed in Washington state court in April 2020.

In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against seven banks, including the Company, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to the Company, the complaint alleges that the funds purchased approximately $22 million in RMBS underwritten by the Company. The plaintiffs have asserted claims under New Mexico state law, which provides for the ability to claim treble damages and civil penalties.

### Government and agency securities civil actions and related matters
Certain governmental authorities have conducted investigations into activities relating to the trading of certain government and agency securities in various markets. The Group provided information in cooperation with such investigations. In January 2021, the Mexican Competition Authority concluded its investigation into activities relating to the trading of Mexican government bonds and granted Barclays Bank Mexico S.A. immunity from fines. Civil actions have also been filed on the basis of similar allegations, as described below.

### Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, the Company and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against the Company and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.

**Supranational, Sovereign and Agency bonds civil actions**
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, the Company, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.

In one of the actions filed in the SDNY, the court granted the defendants' motion to dismiss the plaintiffs' complaint, which the plaintiffs have appealed. The plaintiffs have voluntarily dismissed the other SDNY action.

**Variable Rate Demand Obligations civil actions**
Civil actions have been filed against Barclays Bank PLC, the Company and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Two putative class action complaints, which have been consolidated, have been filed in the SDNY. In the SDNY class action, certain of the plaintiff's claims were dismissed in November 2020.

**Government bond civil actions**
In a putative class action filed in the SDNY in 2019, plaintiffs alleged that the Company and certain other bond dealers conspired to fix the prices of US government sponsored entity bonds in violation of US antitrust law. The Company agreed to a settlement of $87 million, which received final court approval in 2020. Separately, various entities in Louisiana, including the Louisiana Attorney General and the City of Baton Rouge have commenced litigation against Barclays Bank PLC, the Company, and other financial institutions making similar allegations as the SDNY class action plaintiffs.

In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, the Company, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. Barclays PLC has settled the claim for $5.7 million, which is subject to final court approval.

**Odd-lot corporate bonds antitrust class action**
In 2020, the Company, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price-fixing. Plaintiffs demand unspecified money damages. The defendants have filed a motion to dismiss

**Interest rate swap and credit default swap US civil actions**
Barclays PLC, Barclays Bank PLC and the Company, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and the Company based on similar allegations with respect to trueEX LLC's development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.

**Shareholder derivative action**

A purported Barclays shareholder filed a putative derivative action in New York state court against the Company and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Group. The shareholder filed the claim on behalf of Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties under the Companies Act 2006. The plaintiff seeks damages for the losses that Barclays PLC allegedly suffered.

**General**

The Company and the Group are engaged in various other legal, competition and regulatory matters in the US and a number of overseas jurisdictions, including those which arise in the ordinary course of business from time to time.

The Company and the Group are also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with its business. The Company and the Group as applicable are cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, the Company does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position.

**19.    Guarantees**

ASC 460, *Guarantees* ("ASC 460"), requires that a guarantor recognizes, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee. US GAAP defines a guarantee as a contract that contingently requires the guarantor to pay a guaranteed party based upon: (a) changes in an underlying asset, liability or equity security of the guaranteed party; or (b) a third party's failure to perform under a specified agreement. However, US GAAP excludes from the recognition provisions of ASC 460, guarantees issued between parents and their subsidiaries or between corporations under common control. Therefore, certain guarantees between the Company and other Group entities are not recognized in the Statement of Financial Condition of the Company but are disclosed herein (see also Note 14, "Transactions with Affiliated Companies"). The Company also enters into certain derivative contracts that meet the definition of a guarantee under ASC 460. Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relates to an asset, liability or equity security of a guaranteed party. Derivatives that meet the definition of a guarantee include certain written equity options.

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Statement of Financial Condition.

The Company's derivatives that act as guarantees are summarized below and are shown on a gross basis prior to counterparty netting as of December 31, 2020 (in millions):

|  | Carrying Value of Liability | Maximum Payout/Notional |
|---|---|---|
| Written Equity Options | $ 1,282 | $ 65,914 |

## 20.    Counterparty Credit Risk Management

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, are executed with counterparties including brokers and dealers, central clearers and exchanges, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk is associated with the nonperformance of counterparties in fulfilling their contractual obligations.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit and market exposure reporting and control procedures. This includes marking to market securities transactions and collateral while requiring adjustments to collateral levels where appropriate. In connection with its securities financing activities and derivatives trading activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements may provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

## 21.    Regulatory Requirements

**Cash and Securities Segregated Pursuant to Federal and Other Regulations**
Under the provisions of the SEC's Rule 15c3-3, the Company segregated $941 million of cash in special reserve accounts for the exclusive benefit of customers at December 31, 2020.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to SEC Rule 15c3-3. As of December 31, 2020 the Company segregated $10 million of cash in a special reserve bank account to meet the PAB requirement.

As an FCM, the Company is required to segregate funds in a cleared swap customer account, a secured funds account and a segregated funds account under rules mandated by the CFTC. For these purposes, $354 million, $534 million, and $137 million, respectively, were segregated and held in accounts at non affiliate banks as of December 31, 2020.

**Net Capital**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC Regulation 1.17 which require the maintenance of minimum net capital.

Under 15c3-1, the Company has elected to use the alternative method which requires that the Company maintain minimum net capital of 2% of aggregate debit balances arising from customer transactions, as defined. Under CFTC Regulation 1.17, the Company is required to maintain an adjusted net capital equivalent to the greater of $1 million, or 8% of the total risk margin requirements for all positions carried in customer and non-customer accounts, as defined. The Company's minimum net capital requirement included an additional component related to certain reverse repurchase agreements as defined under Rule 15c3-1.

At December 31, 2020, the Company had net capital of $6,756 million, which was 24.4% of aggregate debit items and $5,071 million in excess of the minimum net capital requirement.

As a registered broker-dealer, the Company is required to meet the business mix test exemption under Section 11(a)(1)(G) of the Securities Exchange Act. As of December 31, 2020, more than 50% of the Company's gross revenue was derived from qualifying transactions.

22. **Subsequent Events**

The Company evaluated subsequent events from January 1, 2021 through March 1, 2021, the date the Statement of Financial Condition was available to be issued.

On February 25, 2021, the Company's Board of Directors approved a $500 million distribution to its parent, Barclays Group US Inc., the payment of which is subject to regulatory approval.